CHINACAST EDUCATION CORPORATION
660 Madison Avenue, 15th Floor
New York, New York 10021
March 14, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	ChinaCast Education Corporation Item 4.01 Form 8-K Filed March 6, 2007 File No. 000-50550
Ladies and Gentelemen:
     Thank you for your March 7th comment letter on the above referenced Form 8-K. We are concurrently with this letter EDGAR-filing an amendment thereto which incorporates our responses to your comments. We are also providing marked and unmarked copies to the Staff with this letter. This letter explains our responses, which are numbered to correspond to the numbering of the comment to which we are responding.
1.     Please revise your disclosures to clearly state whether your former accountant resigned or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-B.
Response to Comment 1
     We have revised the Form 8-K to provide that Goldstein Golub & Kessler LLP, our independent registered certified public accountants, resigned as of February 28, 2007.
2.     To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter form the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.
Response to Comment 2
     We have attached a letter from Goldstein Golub Kessler LLP as Exhibit 16.1 to the amended Form 8-K.
3.     When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-B. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.
Response to Comment 3
     We have included disclosure regarding the engagement of our new accountants in Item 4.01 (b) of the Form 8-K/A filed herewith in compliance with Item 304(a)(2)of Regulation S-B.
     In connection with this response letter and the Amended Form 8-K, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	The staffs comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please let us know if you have any further comments.

Very truly yours,
/s/ Ron Chan Tze Ngon
Ron Chan Tze Ngon
Chief Executive Officer